UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 16, 2016

MOODY NATIONAL REIT I, INC.

 (Exact Name of Registrant as Specified in Its Charter)

Maryland (State or other jurisdiction of incorporation)	000-55200 (Commission File Number)	26-1812865 (I.R.S. Employer Identification No.)

6363 Woodway Drive, Suite 110

Houston, Texas 77057

(Address of principal executive offices, including zip code)

(713) 977-7500

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒      Written communications pursuant to Rule 425 under the Securities Act

☐       Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐       Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐       Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Item 1.01.      Entry Into a Material Definitive Agreement.

As previously disclosed, on September 27, 2016, the special committee of the board of directors of Moody National REIT I, Inc. (the “Company” or “REIT I”) accepted a non-binding Letter of Intent from the special committee of the board of directors of Moody National REIT II, Inc. (“REIT II”) setting forth the terms and conditions upon which REIT II proposed to acquire the Company and its subsidiaries.

On November 16, 2016, the Company, REIT II, Moody National Operating Partnership I, LP, the Company’s operating partnership (“REIT I Operating Partnership”), Moody National Operating Partnership II, LP, the operating partnership of REIT II (“REIT II Operating Partnership”), Moody National Advisor I, LLC, the Company’s advisor (“REIT I Advisor”), Moody National Advisor II, LLC, REIT II’s advisor (“REIT II Advisor”) and Moody Merger Sub, LLC, a wholly owned subsidiary of REIT II (“Merger Sub”) entered into an agreement and plan of merger (the “Merger Agreement”). Subject to the terms and conditions of the Merger Agreement, (i) the Company will merge with and into Merger Sub (the “REIT Merger”), with Merger Sub surviving the REIT Merger (the “Surviving Entity”), such that following the REIT Merger, the Surviving Entity will continue as a wholly owned subsidiary of REIT II, and (ii) REIT II Operating Partnership will merge with and into REIT I Operating Partnership (the “Partnership Merger,” and together with the REIT Merger, the “Mergers”), with REIT I Operating Partnership being the surviving entity (the “Surviving Partnership”). The REIT Merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Partnership Merger is intended to be treated as a tax-deferred exchange under Section 721 of the Code.

Subject to the terms and conditions of the Merger Agreement, REIT II will pay gross consideration of $11.00 per share of the Company’s common stock (the “Company Common Stock”) before the payment of disposition fees and profit sharing amounts payable to the Company’s sponsor, financial advisory and legal fees payable by the Company, and other transaction and closing costs incurred by the Company; provided, that in no event will the net merger consideration payable to the holders of Company Common Stock be less than $10.25 per share (the “Net Per Share Price”). At the effective time of the REIT Merger, each outstanding share of Company Common Stock will be automatically cancelled and retired, and converted into the right to receive, at the election of each holder of such share of Company Common Stock, either:

(i)	an amount in cash equal to the Net Per Share Price (the “Cash Consideration”); or

(ii)	a number of shares of common stock of REIT II (“REIT II Common Stock”) determined by dividing the Net Per Share Price by $25.00 (such quotient, as adjusted pursuant to the Merger Agreement, the “Exchange Ratio”).

Notwithstanding the above, the maximum number of shares of Company Common Stock that may be converted into the right to receive the Cash Consideration may not exceed 50% of the aggregate number of shares of Company Common Stock entitled to receive consideration in connection with the REIT Merger. If the elections of the Company’s stockholders as described above would cause more than 50% of the aggregate number of shares of Company Common Stock to be converted into the right to receive Cash Consideration, then the shares of Company Common Stock that would be converted into the right to receive Cash Consideration will be reduced proportionally so that the number of shares of Company Common Stock that will be converted into the right to receive the Cash Consideration will not exceed 50%, and the remaining shares of Company Common Stock will be converted into the right to receive REIT II Common Stock pursuant to (ii) above. In addition, each share of Company Common Stock, if any, then held by any wholly owned subsidiary of the Company or by REIT II or any of its wholly owned subsidiaries shall no longer be outstanding and shall automatically be retired and shall cease to exist, and no consideration shall be paid, nor shall any other payment or right inure or be made with respect to such shares of Company Common Stock in connection with or as a consequence of the REIT Merger.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Partnership Merger, each outstanding unit of limited partnership interest in REIT I Operating Partnership will be automatically cancelled and retired, and converted into the right to receive a number of units of limited partnership interests in the Surviving Partnership (each, a “Surviving Partnership OP Unit”) equal to the Exchange Ratio. Each unit of limited partnership interests in the REIT I Operating Partnership designated as special partnership units by the REIT I Operating Partnership Agreement (as defined in the Merger Agreement) will be automatically cancelled and retired and shall cease to exist, and no Partnership Merger Consideration (as defined in the Merger Agreement) shall be paid, nor, except as expressly provided in the Termination Agreement (as defined below), shall any other payment or right inure or be made with respect thereto in connection with or as a consequence of the Partnership Merger. Each outstanding unit of limited partnership interest in the REIT II Operating Partnership will be converted into one Surviving Partnership OP Unit, and each unit of limited partnership interest in the REIT II Operating Partnership designated as special partnership units by the REIT II Operating Partnership Agreement (as defined in the Merger Agreement), will be converted into one special partnership unit of the Surviving Partnership.

The Merger Agreement contains customary covenants, including covenants prohibiting the Company and its subsidiaries and representatives from soliciting, providing information or entering into discussions concerning proposals relating to alternative business combination transactions, subject to certain limited exceptions. However, under the terms of the Merger Agreement, during the period beginning on the date of the Merger Agreement and continuing until 11:59 p.m. New York City time on December 31, 2016 (the “Go Shop Period End Time”), the Company and its subsidiaries and representatives may initiate, solicit, provide information and enter into discussions concerning proposals relating to alternative business combination transactions. For up to five business days after the Go Shop Period End Time, the Company may continue to participate in such discussions with a Go Shop Bidder (as defined in the Merger Agreement) and may, subject to certain conditions set forth in the Merger Agreement regarding the proposal made by such Go Shop Bidder, terminate the Merger Agreement and enter into an agreement with a Go Shop Bidder with respect to the proposal made by such Go Shop Bidder. The Merger Agreement also provides that at any time beginning on the sixth business day after the Go Shop Period End Time and prior to the approval by the Company’s stockholders of the REIT Merger and the Charter Amendment (described below) (such approvals, the “Stockholder Approvals”), the board of directors of the Company may in certain circumstances make an Adverse Recommendation Change (as such term is defined in the Merger Agreement), subject to complying with certain conditions set forth in the Merger Agreement.

The Merger Agreement may be terminated under certain circumstances, including by either the Company or REIT II if the REIT Merger has not been consummated on or before September 30, 2017, if a final and non-appealable order is entered prohibiting or disapproving the Mergers, if the Stockholder Approvals have not been obtained or upon a material uncured breach by the other party that would cause the closing conditions in the Merger Agreement not to be satisfied. In addition, the Company may terminate the Merger Agreement if the Company has properly accepted a proposal from a Go Shop Bidder pursuant to the terms of the Merger Agreement. REIT II may terminate the Merger Agreement at any time following the date that is five business days after the Go Shop Period End Time and prior to the receipt of the Stockholder Approvals upon (i) an Adverse Recommendation Change, (ii) the Company’s board of directors approving, adopting or publicly endorsing an Acquisition Proposal (as such term is defined in the Merger Agreement), (iii) the failure of the Company’s board of directors to recommend against acceptance of any tender offer for shares of the Company Common Stock that constitutes an Acquisition Proposal, (iv) the failure of the Company’s board of directors to include its recommendation in favor of the REIT Merger and the Charter Amendment in the proxy statement to be distributed to the Company’s stockholders or (v) the Company’s material violation of the provisions of the Merger Agreement concerning solicitation of transactions.

If the Merger Agreement is terminated in connection with the Company’s acceptance of an Acquisition Proposal or making an Adverse Recommendation Change, then the Company will pay to REIT II a termination fee of either $1,000,000 or $2,000,000, depending on the occurrence of certain conditions, plus an expense reimbursement fee of up to $500,000. If the Merger Agreement is terminated by the Company or REIT II because of an uncured material breach by the other party, then the breaching party shall pay the terminating party an expense reimbursement fee of up to $500,000.

The Merger Agreement contains certain representations and warranties made by the parties thereto. The representations and warranties of the parties were made solely for purposes of the contract among the parties, and are subject to certain important qualifications and limitations set forth in confidential disclosure letters delivered by the Company and REIT I Operating Partnership on one hand, and REIT II and REIT II Operating Partnership, on the other hand. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders, and the representations and warranties are primarily intended to establish circumstances in which either of the parties may not be obligated to consummate the Mergers, rather than establishing matters as facts.

The obligation of each party to consummate the Mergers is subject to a number of conditions, including receipt of the Stockholder Approvals, receipt of regulatory approvals, delivery of certain documents and consents, the truth and correctness of the representations and warranties of the parties, subject to the materiality standards contained in the Merger Agreement, the effectiveness of the registration statement on Form S-4 to be filed by REIT II to register the shares of REIT II Common Stock to be issued as consideration in the REIT Merger, and the absence of a material adverse effect with respect to either the Company or REIT II.

In connection with the REIT Merger, the Company intends to seek the approval of its stockholders of an amendment to the Company’s charter to delete certain provisions regarding roll-up transactions (such amendment, the “Charter Amendment”). Pursuant to the Merger Agreement, approval by the Company’s stockholders of the Charter Amendment is a condition to completing the Mergers.

The foregoing description of the Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 and is incorporated herein by reference.

Item 1.02.      Termination of a Material Definitive Agreement.

Concurrently with the entry into the Merger Agreement, the Company, REIT I Operating Partnership, REIT I Advisor, Moody National Realty Company, LP (“Moody National”), Moody OP Holdings I, LLC (“OP Holdings”) and REIT II entered into a termination agreement (the “Termination Agreement”). Pursuant to the Termination Agreement, at the effective time of the Mergers, the Amended and Restated Advisory Agreement, dated August 14, 2009, among the Company, REIT I Advisor, REIT I Operating Partnership and Moody National will be terminated and the Company will pay REIT I Advisor an Advisor Termination Payment (as such term is defined in the Termination Agreement and Merger Agreement) of $5,580,685. In addition, the Termination Agreement provides that at the effective time of the Partnership Merger and in accordance with the terms of the REIT I Operating Partnership Agreement, REIT I Operating Partnership will pay to OP Holdings an amount of $613,751 (the “Promote Payment”). In the event that the Merger Agreement is terminated prior to the consummation of the Mergers, the Termination Agreement will automatically terminate and be of no further effect and no Advisor Termination Payment or Promote Payment will be owed and payable.

The foregoing description of the Termination Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Termination Agreement, which is filed as Exhibit 10.1 and is incorporated herein by reference.

Item 8.01.      Other Events.

Joint Press Release

On November 16, 2016, the Company and REIT II issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

ADDITIONAL INFORMATION ABOUT THE MERGER

In connection with the proposed Mergers, REIT II will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a proxy statement/prospectus jointly prepared by the Company and REIT II, and other related documents. The joint proxy statement/prospectus will contain important information about the proposed Mergers and related matters. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY THE COMPANY AND REIT II WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, REIT II AND THE PROPOSED MERGERS. Investors and stockholders of the Company and REIT II may obtain free copies of the registration statement, the joint proxy statement/prospectus and other relevant documents filed by the Company and REIT II with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by the Company and REIT II with the SEC are also available free of charge on the Company’s website at www.moodynationalreit.com/reiti/ and REIT II’s website at www.moodynationalreit.com/reitii/.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN SOLICITATION RELATING TO THE MERGER

The Company, REIT II and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in respect of the proposed Mergers. Information regarding the Company’s directors and executive officers can be found in the Company’s definitive proxy statement filed with the SEC on July 7, 2016 and its most recent Annual Report on Form 10-K filed on March 30, 2016. Information regarding REIT II’s directors and executive officers can be found in REIT II’s most recent Annual Report on Form 10-K filed on March 30, 2016. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed Mergers if and when they become available. These documents are available free of charge on the SEC’s website and from the Company or REIT II, as applicable, using the sources indicated above.

Forward-Looking Statements

This report contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; the Company can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, the risk that the proposed Mergers will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the inability to obtain the Stockholder Approvals or the failure to satisfy the other conditions to completion of the proposed Mergers, including the Charter Amendment; risks related to disruption of management’s attention from the ongoing business operations due to the proposed Mergers; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of the Company or REIT II; and other factors, including those set forth in the Risk Factors section of the Company’s most recent Annual Report on Form 10-K filed with the SEC, and other reports filed by the Company with the SEC, copies of which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Item 9.01.      Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of November 16, 2016, by and among Moody National REIT I, Inc., Moody National REIT II, Inc., Moody National Operating Partnership I, LP; Moody National Operating Partnership II, LP, Moody National Advisor I, LLC, Moody National Advisor II, LLC and Moody Merger Sub, LLC*

10.1	Termination Agreement, dated as of November 16, 2016, by and among Moody National REIT I, Inc., Moody National Operating Partnership I, LP, Moody National Advisor I, LLC, Moody National REIT II, Inc. and Moody National Realty Company, LP

99.1	Joint Press Release, dated November 16, 2016

*	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish a supplemental copy of any omitted schedule to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by termination the undersigned thereunto duly authorized.

Date: November 17, 2016	MOODY NATIONAL REIT I, INC.

	By:	/s/ Brett C. Moody
Brett C. Moody
Chief Executive Officer and President

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of November 16, 2016, by and among Moody National REIT I, Inc., Moody National REIT II, Inc., Moody National Operating Partnership I, LP; Moody National Operating Partnership II, LP, Moody National Advisor I, LLC, Moody National Advisor II, LLC and Moody Merger Sub, LLC

10.1	Termination Agreement, dated as of November 16, 2016, by and among Moody National REIT I, Inc., Moody National Operating Partnership I, LP, Moody National Advisor I, LLC, Moody National REIT II, Inc. and Moody National Realty Company, LP

99.1	Joint Press Release, dated November 16, 2016